UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 12)1

Sapient Corporation
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

803062 10 8
(CUSIP Number)

December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 803062 10 8	Page 2 of 6 Pages
13G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jerry A. Greenberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5
SOLE VOTING POWER
6,263,040 shares.  In addition, Mr. Greenberg’s wife has sole voting power over 280 shares in her capacity as the sole trustee of the Adi Kabatchnik Greenberg Revocable Trust, a revocable trust established by Mrs. Greenberg, of which she is the sole trustee and the sole beneficiary.

6
SHARED VOTING POWER
3,298,542 shares (consists of 2,613,542 shares held by The Jerry A. Greenberg Remainder Trust-1996 and 685,000 shares held by The Jerry A. Greenberg Charitable Foundation.  Mr. Greenberg is a co-trustee of each of these trusts).

7
SOLE DISPOSITIVE POWER
6,263,040 shares.  In addition, Mr. Greenberg’s wife has sole dispositive power over 280 shares in her capacity as the sole trustee of the Adi Kabatchnik Greenberg Revocable Trust, a revocable trust established by Mrs. Greenberg, of which she is the sole trustee and the sole beneficiary.

8
SHARED DISPOSITIVE POWER
3,298,542 shares (consists of 2,613,542 shares held by The Jerry A. Greenberg Remainder Trust-1996 and 685,000 shares held by The Jerry A. Greenberg Charitable Foundation.  Mr. Greenberg is a co-trustee of each of these trusts).

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Mr. Greenberg has or shares voting or investment control over 9,561,582 shares (includes 6,263,040 shares owned by Mr. Greenberg, 2,613,542 shares held by The Jerry A. Greenberg Remainder Trust-1996 and 685,000 shares held by The Jerry A. Greenberg Charitable Foundation).  Mr. Greenberg disclaims any and all beneficial ownership of the shares held by the Remainder Trust and the Foundation.  Mr. Greenberg is the beneficiary of The Jerry A. Greenberg GRAT-2008  (which holds 1,199,789 shares), The Jerry A. Greenberg Qualified Annuity Trust-2008 (which holds 1,723,976 shares) and The Jerry A. Greenberg GRAT II-2008 (which holds 1,000,000 shares), all three of which are grantor retained annuity trusts.  Mr. Greenberg is not a trustee of any of the three trusts, nor does he have or share voting or dispositive control over the shares held by the trusts. Mr. Greenberg disclaims any and all beneficial ownership of the shares held by these three trusts except for his pecuniary interest therein.  In addition, Mr. Greenberg’s wife has sole voting or investment power over 280 shares in her capacity as the sole trustee of the Adi Kabatchnik Greenberg Revocable Trust, a revocable trust established by Mrs. Greenberg, of which she is the sole trustee and the sole beneficiary.  Mr. Greenberg disclaims any and all beneficial ownership of the shares held by this trust.

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO. 803062 10 8	Page 3 of 6 Pages

Item 1(a)	Name of Issuer:

Sapient Corporation

Item 1(b)	Address of Issuer’s Principal Executive Office:

131 Dartmouth Street, 3rd Floor
Boston, MA 02116

Item 2(a)	Name of Person Filing:

Jerry A. Greenberg

Item 2(b)	Address of Principal Business Office or, if none, Residence:

Jerry A. Greenberg
c/o Bowditch & Dewey, LLP
One International Place – 44th Floor
Boston, Massachusetts 02110-2602

Item 2(c)	Citizenship:

Mr. Greenberg is a citizen of the United States of America.

Item 2(d)	Title of Class of Securities:

Common Stock, $.01 par value per share.

Item 2(e)	CUSIP Number:

803062 10 8

Item 3	Description of Person Filing:

Not applicable

CUSIP NO. 803062 10 8	Page 4 of 6 Pages

Item 4	Ownership:

(a)	Amount Beneficially Owned:

9,561,582 shares (includes 6,263,040 shares owned by Mr. Greenberg, 2,613,542 shares held by The Jerry A. Greenberg Remainder Trust-1996 and 685,000 shares held by The Jerry A. Greenberg Charitable Foundation).  Mr. Greenberg disclaims any and all beneficial ownership of the shares held by the Remainder Trust and the Foundation.  Mr. Greenberg is the beneficiary of The Jerry A. Greenberg GRAT-2008  (which holds 1,199,789 shares), The Jerry A. Greenberg Qualified Annuity Trust-2008 (which holds 1,723,976 shares) and The Jerry A. Greenberg GRAT II-2008 (which holds 1,000,000 shares), all three of which are grantor retained annuity trusts.  Mr. Greenberg is not a trustee of any of the three trusts, nor does he have or share voting or dispositive control over the shares held by the trusts.  Mr. Greenberg disclaims any and all beneficial ownership of the shares held by these three trusts except for his pecuniary interest therein.  In addition, Mr. Greenberg’s wife has sole voting or investment power over 280 shares in her capacity as the sole trustee of the Adi Kabatchnik Greenberg Revocable Trust, a revocable trust established by Mrs. Greenberg, of which she is the sole trustee and the sole beneficiary.  Mr. Greenberg disclaims any and all beneficial ownership of the shares held by this trust.

(b)	Percent of Class:

Mr. Greenberg has or shares voting or investment control over shares representing 7.5% of the issuer’s outstanding common stock.

(c)	Number of shares as to which person has:

(i)  sole power to vote or to direct the vote:

Mr. Greenberg has the sole power to vote or direct the vote of 6,263,040 shares.  In addition, Mr. Greenberg’s wife has sole power to vote or direct the vote of 280 shares in her capacity as the sole trustee of the Adi Kabatchnik Greenberg Revocable Trust, a revocable trust established by Mrs. Greenberg, of which she is the sole trustee and the sole beneficiary.

(ii)  shared power to vote or to direct the vote:

Mr. Greenberg has shared power to vote or to direct the vote of 3,298,542 shares (consists of 2,613,542 shares held by The Jerry A. Greenberg Remainder Trust-1996 and 685,000 shares held by The Jerry A. Greenberg Charitable Foundation.  Mr. Greenberg is a co-trustee of each of these trusts).

(iii)  sole power to dispose or to direct the disposition of:

Mr. Greenberg has sole power to dispose or to direct the disposition of 6,263,040 shares.  In addition, Mr. Greenberg’s wife has sole power to dispose or to direct the disposition of 280 shares in her capacity as the sole trustee of the Adi Kabatchnik Greenberg Revocable Trust, a revocable trust established by Mrs. Greenberg, of which she is the sole trustee and the sole beneficiary.

(iv)  shared power to dispose or to direct the disposition of:

Mr. Greenberg has shared power to dispose or to direct the disposition of 3,298,542 shares (consists of 2,613,542 shares held by The Jerry A. Greenberg Remainder Trust-1996 and 685,000 shares held by The Jerry A. Greenberg Charitable Foundation.  Mr. Greenberg is a co-trustee of each of these trusts).

CUSIP NO. 803062 10 8	Page 5 of 6 Pages

Item 5	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable

Item 8	Identification and Classification of Members of the Group:

Not applicable

Item 9	Notice of Dissolution of Group:

Not applicable

Item 10	Certification:

Not applicable

CUSIP NO. 803062 10 8	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:                      February 12, 2009

/s/ Jerry A. Greenberg Jerry A. Greenberg